ORMAT®

January 5, 2007

Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Mail Stop - 5546

Ladies and Gentlemen:

Re: **Ormat Technologies, Inc. (the "Company" or Ormat) – Rule 3-09 – Relief Request**

We respectfully approach the staff of the Securities and Exchange Commission (the "Staff") with a request, based on the following relevant data, to exempt the Company from filing of separate financial statements of an unconsolidated subsidiary, accounted for under the equity method, under the provisions of Rule 3-09 in its Annual Report on Form 10-K for the year ended December 31, 2006.

When a company has provided separate financial statements of an unconsolidated subsidiary, accounted for under the equity method, under the provisions of Rule 3-09 in an earlier year but such subsidiary is not significant in the later year the Staff may consider a waiver of the requirement to provide financial statements of the investee if the SEC Registrant can demonstrate that the investee is likely to remain insignificant in future years.

The purpose of this letter is to bring to the attention of the Staff the facts and circumstances relating to Ormat Leyte Co. Ltd. ("OLCL"), which in the opinion of management of Ormat, clearly demonstrate that OLCL is likely to remain insignificant for Ormat in future years and, as a result, a waiver of the requirement to provide financial statements of such investee should be granted by the Staff.

ORMAT TECHNOLOGIES, INC.

6225 Neil Road, Suite 300 • Reno, NV 89511-1136• Telephone: (775) 356-9029 • Facsimile: (775) 356-9039

Background

OLCL, an 80%-owned subsidiary (a limited partnership), entered in 1996 into a Build, Operate, and Transfer ("BOT") agreement with PNOC-Energy Development Corporation ("PNOC"), an unrelated entity, in connection with four geothermal power generation plants, with a total capacity of 49 MW, located in Leyte, Philippines. The BOT agreement calls for OLCL to design, construct, own, and operate geothermal electricity generating plants, utilizing the geothermal resources of the Leyte Geothermal Power Optimization Project Area and then to transfer those plants to PNOC. During 1997, the power plants started commercial operations and began selling power to PNOC under a ten year power purchase agreement (tolling arrangement). OLCL receives capacity and energy fees from PNOC established by the BOT agreement. Fees are paid each month through the term of the BOT agreement and vary based on plant performance. OLCL owns the plants for a ten-year period ending September 2007, at which time they will be transferred to PNOC for no further consideration (See Note 5 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

As described in Note 1 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 and in Note 1 to the Company's consolidated financial statements included in the Company's Prospectus dated November 10, 2004, and according to FASB Interpretation ("FIN") No. 46R, *Consolidation of Variable Interest Entities, an Interpretation of ARB 51*, effective as of March 31, 2004, OLCL has been deconsolidated and the Company's interest in OLCL is accounted for using the equity method of accounting[1].

Rule 3-09 requires SEC Registrants to separately file financial statements of "significant" (as defined by this Rule and Rule 1-02(w)) unconsolidated majority-owned subsidiaries and 50% or less-owned persons accounted for by the equity method. Rule 1-02(w) stipulates three tests for determining "significant" in this context, namely the "investment test", the "asset test" and the "income test".

Under Rule 3-09 the Company filed OLCL's financial statements for the year ended December 31, 2005, as for that year OLCL was considered significant under the "income test" (under the other tests the level of significance was less than 3%). It should be noted that for the year ended December 31, 2004, the Company did not file OLCL's financial statements as it was considered to be an immaterial investee under such rule (the level of significance of the income test was 9.5%, while the other two tests were less than 3%).

The Company attributes the reason for meeting the income test significance level in the year ended December 31, 2005, principally, to a $16.6 million one-time charge in the Company's consolidated financial statements relating to an early repayment of a loan (See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of operations" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005). Excluding this one-time charge, the income significance test would have been approximately 12%, and hence the Rule 3-09 test would not have been met. .

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[1] See Letter of Chadbourne & Park, on behalf of the Company, to the Staff dated September 28, 2004 in response to the Staff comments on the Company's Registration Statement on Form S-1 (File No. 333-117527).

The Company's Request

Based on the Company's data for the nine months ended September 30, 2006, OLCL does not meet the three significance tests of Rule 3-09:

Income Test	9.7%
Asset Test	1.4%
Investment Test	0.6%

The Company does not have yet the fourth quarter results. However, the Company expects that OLCL would remain insignificant under the 3-09 Rule tests for the year ended December 31, 2006 and for the year ending December 31, 2007 (OLCL is expected to cease its operations towards the end of 2007 when it will transfer its plants to PNOC- see above).

The Company faithfully asks the Staff for a waiver to provide financial statements of OLCL for the year ended December 31, 2006 and for the year ending December 31, 2007 assuming that the actual level of significance tests under the rule for those years will be less than 20%. Needless to say, that if the level of significance tests under Rule 3-09 are met, the Company would continue to file OLCL's financial statements for the year ended December 31, 2006 and for the year ending December 31, 2007.

Sincerely,

J. Tenne

Joseph Tenne
Chief Financial Officer